As filed with the Securities and Exchange Commission on October 14, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NIC INC.
(Exact Name of Registrant as Specified in Its Charter)

Colorado (State or Other Jurisdiction of Incorporation or Organization)	52-2077581 (I.R.S. Employer Identification Number)
10540 South Ridgeview Road
Olathe, Kansas 66061
(877) 234-3468
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William F. Bradley, Jr., Esq.
NIC Inc.
10540 South Ridgeview Road
Olathe, Kansas 66061
(877) 234-3468
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With Copy To:
Rod A. Guerra, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
(213) 687-5000

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount To Be	Offering Price Per	Aggregate Offering	Amount of
To Be Registered	Registered	Unit	Price	Registration Fee
Common Stock, no par value per share	23,450,805 shares	$6.04 (1)	$141,642,862.20	$16,671.36

(1)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices for the registrant’s common stock as reported on the Nasdaq National Market on October 11, 2005 in accordance with Rule 457 under the Securities Act of 1933, as amended.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 14, 2005
PROSPECTUS
23,450,805 Shares of Common Stock
NIC Inc.
     This prospectus relates to the offer and sale from time to time by certain shareholders of up to 23,450,805 shares of our common stock. We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders.
     Investing in our common stock involves risks that are described in the “Risk Factors” section of this prospectus beginning on page 1.
     The registration of the shares covered by this prospectus does not necessarily mean that any or all of the shares will be offered or sold by the selling shareholders. The timing and amount of any sale are within the sole discretion of the selling shareholders. The shares of common stock offered hereby may be sold by the selling shareholders in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the selling shareholders may sell all or a portion of the shares of common stock from time to time on the Nasdaq National Market. See “Plan of Distribution” on page 17.
     Our common stock is quoted on The Nasdaq National Market under the symbol “EGOV.” The last reported sale price of our common stock on October 11, 2005 was $6.00 per share. Our principal executive offices are located at 10540 South Ridgeview Road, Olathe, Kansas 66061, and our telephone number is (877) 234-3468.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is      , 2005.

     All references in this prospectus to “NIC,” “the Company,” “we,” “us” or “our,” or similar terms, refer to NIC Inc. and its subsidiaries, except where the context makes clear that the reference is only to NIC Inc.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under which we file periodic reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be read and copied at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC. 20549, or on the Internet at http://www.sec.gov. Please call the SEC at 800-SEC-0330 for further information about the Public Reference Room. These filings also are available on our corporate website, www.nicusa.com/html/info/investor/edgar.php. Information contained on our website is not part of this prospectus.
     We are “incorporating by reference” specified documents that we file with the SEC, which means that:
•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information that we file in the future with the SEC automatically will update and supersede earlier information contained or incorporated by reference in this prospectus.
     We incorporate by reference the documents listed below and any documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to termination of the offering of the securities hereunder (other than current reports furnished on Form 8-K):
•	our annual report on Form 10-K/A for the fiscal year ended December 31, 2004;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2005; and

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2005.
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     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
NIC Inc.
10540 South Ridgeview Road
Olathe, Kansas 66061
(877) 234-3468
Attention: Corporate Secretary
     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference herein contain statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. The words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions are intended, but are not the exclusive means, to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical or anticipated results, depending on a variety of factors. These risks and uncertainties include, but are not limited to, those listed in this prospectus under the heading “Risk Factors.”
     You should not place undue reliance on any such forward-looking statements. We do not intend to update forward-looking information or to release the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
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RISK FACTORS
     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In that case, the value of our common stock could decline substantially.
Risks Relating to our Business
     Our UCC and corporate filings software development business has incurred losses under its fixed-fee contracts in the past, and our results of operations could be harmed if the costs that this business incurs to meet contractual commitments exceed our current estimates.
     Our UCC and corporate filings software development business, NIC Conquest, develops and delivers applications, typically for a fixed development fee, that improve the back-office administration of government records and better enable electronic filing and distribution of business entity and UCC records for secretaries of state. This business recognizes revenues on the percentage-of-completion method of accounting utilizing costs incurred to date as compared to the estimated total costs for each contract. This method is used because management considers expended costs to be the best available measure of progress on our fixed-price contracts and results in our recognizing contract revenues over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues and costs. Contract losses are recognized in full when determined, and contract profit estimates are adjusted based on ongoing reviews of contract profitability. Actual results could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. In certain circumstances, such adjustments could be significant.
     In the fourth quarter of 1998, we determined that the balance of revenues remaining to be recognized under our existing contractual obligations was not expected to cover anticipated costs of developing and implementing the related applications. Estimated costs in excess of fixed contract prices of $1.3 million for completing these applications were expensed under the percentage-of-completion method accounting in the fourth quarter of 1998. We accrued additional anticipated losses of $1.1 million in 1999, $1.4 million in 2000, and $6.0 million in 2001 based on revised estimates relating to our then-existing contracts. In 2002, we accrued approximately $3.5 million in anticipated losses due to cost overruns on contracts in Arkansas, Minnesota and Oklahoma. We have fulfilled all obligations under our contracts with the states of Minnesota and Oklahoma, and the Arkansas system is currently in the maintenance phase. As recently as the first quarter of 2005, we recorded a $5.0 million charge due to anticipated cost overruns on our contract with the California Secretary of State, as further discussed in Note 2 in the Notes to Consolidated Financial Statements included in our quarterly report on Form 10-Q for the quarter ended June 30, 2005. It is possible that our costs will similarly exceed revenues in the future, as a result of unforeseen difficulties in the creation of an application called for in a contract, unforeseen challenges in ensuring compatibility with existing systems, rising development, subcontractor and personnel costs, delays in completing a contract, or other reasons. If this occurs, particularly on our contract with the California Secretary of State, our results of operations, financial condition and cash flows could be seriously harmed.
     We depend on other contractors and subcontractors in connection with our performance under our UCC and corporate filings software development engagement with the California Secretary of State. If these parties fail to satisfy their obligations to us or the California Secretary of State, or if we are unable to maintain these relationships, our operating results and business prospects could be adversely affected.
     A significant portion of the work we are obligated to deliver to the California Secretary of State is performed by subcontractors. There is a risk that the California Secretary of State or we may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractors and customer concerns about the subcontractors. Disputes with subcontractors or the California Secretary of State could lead to legal disputes and litigation. Adverse judgments or settlements in legal disputes may result in significant monetary damages or injunctive relief against us. In addition, if any of our subcontractors fails to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, our ability to fulfill our obligations as a prime contractor may be jeopardized. Subcontractor performance deficiencies could result in the termination of our contract for default and default of our $5 million performance bond issued to the California Secretary of State. A termination for default or default of our performance bond could expose us to liability and have an adverse effect on our business prospects, financial condition, and on our ability to compete for future contracts and orders.
     We have incurred significant net losses in the past, and may do so again in the future.
     We expanded rapidly following our initial public offering in July 1999 and incurred substantial net losses through mid-2002 primarily as a result of our acquired software & services businesses. We incurred net losses of approximately $7.6 million for the year ended December 31, 2002, $77.4 million for the year ended December 31, 2001, $40.3 million for the year ended December 31, 2000 and $10.7 million for the year ended December 31, 1999. However, as part of a broad strategic refocusing of the Company on our profitable core outsourced portal business during 2002, we exited our eProcurement business, NIC Commerce, decided to wind down our transportation business, IDT, and restructured the other software & services businesses in an effort to accelerate our path to profitability. As a result, the Company became profitable in the second half of 2002 and has been profitable since that time with the exception of the first quarter of 2005, as a result of the $5.0 million charge we recorded on our UCC and corporate filings software development engagement with the California Secretary of State, our only remaining legacy contract from this business. Further, even though we expect to be profitable in 2005 (with the exception of the first quarter noted above) and beyond, we may not be able to sustain or increase profitability on a quarterly or annual basis thereafter. We will need to generate significantly higher revenues while containing costs and operating expenses if we are to achieve growing profitability. We cannot be certain that our revenues will continue to grow or that we will ever achieve sufficient revenues to remain profitable on a long-term, sustained basis.
     We may be unable to generate sufficient taxable income from future operations to fully utilize our significant tax net operating loss carryforwards.
     We have a recent history of unprofitable operations primarily due to operating losses incurred in the software & services companies we have acquired since September 1999. These losses have generated significant federal tax net operating losses, or NOLs. We had available at December 31, 2004, total NOL carryforwards for federal tax purposes of approximately $59.4 million that will expire in the years 2020 ($22.0 million), 2021 ($27.1 million) and 2022 ($10.3 million), respectively. For the year ended December 31, 2004 total net deferred tax assets, including NOL carryforwards, were the largest asset included in our consolidated balance sheet and comprised approximately 41% of our total assets. We became profitable in the second half of 2002 and have been profitable since that time with the exception of the first quarter of 2005, as further discussed above. Further, even though we expect to be profitable and generate taxable income in 2005 and beyond, we may not be able to sustain the necessary levels of taxable income to fully utilize our significant NOL carryforwards prior to expiration. There is considerable management judgment necessary to determine future taxable income, and accordingly, actual results could vary significantly from such estimates. Accordingly, the recorded amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced. If this occurs, our results of operations, financial condition and cash flows could be seriously harmed.
     If our competitors are more successful in attracting and retaining customers and users, then our revenues and profits could decline.
     The principal substitute for our services is a government-designed and managed service that integrates other vendors’ technologies, products and services. Companies that have expertise in marketing and providing technical electronic services to government entities compete with us by further developing their services and increasing their focus on this piece of their business and market shares. Many of our potential competitors are national or international in scope and have greater resources than we do. These resources could enable our potential competitors to initiate severe price cuts or take other measures in an effort to gain market share. Additionally, in some geographic areas, we may face competition from smaller consulting firms with established reputations and political relationships with potential government partners. If we do not compete effectively or if we experience any pricing pressures, reduced margins or loss of market share resulting from increased competition, our business and financial condition may be adversely affected.

     Because we have portal outsourcing contracts with a limited number of governments, the termination of certain of these contracts may harm our business.
     Currently, the majority of our revenues are derived from the operation of our outsourced portal businesses. We have master portal contracts with 25 state and local governments. These contracts typically have initial terms of three to five years with optional renewal periods of one to five years. However, any renewal is optional and a government may terminate its contract prior to the expiration date upon specific cause events that are not cured within a specified period or, in some cases, upon passing legislation. Additionally, some of the contracts under which we provide portal management and software development services can be terminated without cause on a specified period of notice. The loss of one or more of our larger state portal partners, such as Indiana, Virginia, Tennessee or Utah, if not replaced, could dramatically reduce our revenues. If these revenue shortfalls occur, our business and financial condition would be harmed. We cannot be certain if, when or to what extent governments might fail to renew or terminate any or all of their contracts with us.
     We may face damage to our professional reputation if our partners are not satisfied with our services.
     We depend to a large extent on our relationships with our government partners, our reputation for high-quality professional services and commitment to preserving public trust to attract and retain customers. As a result, if one of our government partners is not satisfied with our services, it may be more damaging in our business than in other businesses.
     Because we have certain portal outsourcing contracts that contain performance bond requirements and/or indemnifiction provisions against claims arising from our performance, we may suffer monetary or reputational damages if we fail to meet our contractual obligations.
     We are bound by performance bond commitments on certain portal outsourcing contracts. Performance deficiencies by us or our subcontractors could result in a default of a performance bond, which could expose us to liability and have an adverse affect on our business prospects, financial condition, and on our ability to compete for future portal outsourcing contracts. Further, under certain of our portal outsourcing contracts, we are required to fully indemnify our government clients against claims arising from our performance or the performance of our subcontractors. If we fail to meet our contractual obligations or our performance or our subcontractors’ performance gives rise to claims, we could be subject to legal liability, monetary damages and loss of customer relationships.
     We may be unable to obtain future contracts through the request for proposal process.
     A high percentage of our current revenues is derived from contracts with governments and government agencies that operate under special rules that apply to government purchasing. Where this process applies, there are special rules that typically require open bidding by possible service providers like us against a list of requirements established by governments under existing or specially-created procedures. To respond successfully to these requests for proposals, commonly known as RFPs, we must estimate accurately our cost structure for servicing a proposed contract, the time required to establish operations for the proposed client and the likely terms of any other proposals submitted. We also must assemble and submit a large volume of information within the strict time schedule mandated by an RFP. Whether or not we are able to respond successfully to RFPs in the future will significantly impact our business. We cannot guarantee that we will win any bids in the future through the RFP process, or that any winning bids will ultimately result in contracts. Therefore, our business, results of operations and financial condition would be harmed if we fail to obtain profitable future contracts through the RFP process.
     We may be unable to sustain the usage levels of current services that provide a significant percentage of our revenues.
     We obtain a high proportion of our revenues from a limited number of services. Transaction-based fees charged for access to motor vehicle records through our insurance industry records exchange network accounted for over 55% of our consolidated revenues and 63% of our portal revenues for the year ended December 31, 2004 and are expected to continue to account for a significant portion of our revenues in the near future. Regulatory changes or the development of alternative information sources could materially reduce our revenues from this service. A reduction in revenues from currently popular services would harm our business, results of operations and financial condition.

     If our potential customers are not willing to switch to or adopt our online governmental portals and other electronic services, our growth and revenues will be limited.
     The failure to generate a large customer base would harm our growth and revenues. This failure could occur for several reasons. Our future revenues and profits depend upon the widespread acceptance and use of the Internet as an effective medium for accessing public information, particularly as a medium for government filings. We cannot assure that customer acceptance and use of the Internet will continue to grow. Additionally, we face intense competition in all sectors of our business. As a result, our efforts to create a larger customer base may be more difficult than expected even if we are perceived to offer services superior to those of our competitors. Further, because the government-to-citizen and government-to-business portal access and electronic filing market is relatively new, potential customers in this market may be confused or uncertain about the relative merits of each eGovernment application and of which application to adopt, if any. Confusion and uncertainty in the marketplace may inhibit customers from adopting our applications, which could harm our business, results of operations and financial condition.
     The fees we collect for many of our services are subject to regulation that could limit growth of our revenues and profitability.
     Under the terms of our outsourced portal government contracts, we remit a portion of the fees we collect to state agencies. Generally, our contracts provide that the amount of any fees we retain is set by governments to provide us with a reasonable return or profit. We have limited control over the level of fees we are permitted to retain. Our business, results of operations and financial condition may be harmed if the level of fees we are permitted to retain in the future is too low or if our costs rise without a commensurate increase in fees.
     Our portal revenues could be harmed as a result of government budget deficits.
     Although the majority of our portal revenues are derived from fees we charge to users for transactions conducted through our portals, approximately 7% of our portal revenues in 2004 were derived from software development or portal management services paid directly to us by governments on a time-and-materials or fixed fee basis. In the event of budget deficits, our government clients may be required to curtail discretionary spending on such projects and our portal revenues could be harmed.
     Because a major portion of our current revenues is generated from a small number of users, the loss of any of these users may harm our business and financial condition.
     A significant portion of our revenues is derived from data resellers’ use of our portals to access motor vehicle records for sale to the automobile insurance industry. For the year ended December 31, 2004, one of these data resellers, ChoicePoint, accounted for approximately 46% of our portal revenues and 40% of our consolidated revenues. It is possible that these users will develop alternative data sources or new business processes that would materially diminish their use of our portals. The loss of all or a substantial portion of business from any of these entities would harm our business, results of operations and financial condition.
     We may lose the right to the content distributed through our outsourced portals, which is provided to us entirely by government entities.
     We do not own or create the content distributed through our outsourced portals. We depend on the governments with which we contract to supply information and data feeds to us on a timely basis to allow businesses and citizens to complete transactions and obtain government information. We cannot assure that these data sources will continue to be available in the future. Government entities could terminate their contracts to provide data. Changes in regulations could mean that governments no longer collect some types of data or that the data is protected by more stringent privacy rules preventing uses now made of it. Moreover, our data sources are not always subject to exclusive agreements, so that data included in our services also may be included in those of our potential competitors. In addition, we are dependent upon the accuracy and reliability of government computer systems and data collection for the content of our portals. The loss or the unavailability of our data sources in the future, or the loss of our exclusive right to distribute some of the data sources, could harm our business, results of operations and financial condition.

     The growth in our revenues may be limited by the number of governments that choose to provide eGovernment services and to adopt our business model and by the finite number of governments with which we may contract for our eGovernment services.
     Our revenues are generated principally from contracts with state governments to provide eGovernment services on behalf of those governments to complete transactions and distribute public information electronically. The growth in our revenues largely depends on government entities adopting our public/private model. We cannot assure that government entities will choose to provide eGovernment services at all, or that they will not provide such services themselves without private assistance or adopting our model.
     In addition, as there is a finite number of states remaining with which we can contract for our services, future increases in our revenues may depend in part on our ability to expand our business model to include multi-state cooperative organizations, local governments and federal agencies and to broaden our service offerings to diversify our revenue streams across our lines of business. We cannot assure that we will succeed in expanding into new markets, broadening our service offerings, or that our services will be adaptable to those new markets.
     Our business with various government entities often requires specific government legislation to be passed for us to initiate and maintain our government contracts.
     Because a central part of our business includes the execution of contracts with governments under which we remit a portion of user fees charged to businesses and citizens to state agencies, it is often necessary for governments to draft and adopt specific legislation before the government can circulate an RFP to which we can respond. Furthermore, the maintenance of our government contracts requires the continued acceptance of enabling legislation and any implementing regulations. In the past, various entities that use the portals we operate to obtain government information have challenged the authority of governments to electronically provide these services exclusively through portals like those we operate. A successful challenge in the future could result in a proliferation of alternative ways to obtain these services, which would harm our business, results of operations and financial condition. The repeal or modification of any enabling legislation would also harm our business, results of operations and financial condition.
     Because a large portion of our business relies on a contractual bidding process whose parameters are established by governments, the length of our sales cycles is uncertain and can lead to shortfalls in revenues.
     Our dependence on a bidding process to initiate many new projects, the parameters of which are established by governments, results in uncertainty in our sales cycles because the duration and the procedures for each bidding process vary significantly according to each government entity’s policies and procedures. The time between the date of initial contact with a government for a bid and the award of the bid may range from as little as 180 days to up to several years. The bidding process is subject to factors over which we have little or no control, including:
•	political acceptance of the concept of government agencies contracting with third parties to distribute public information, which has been offered traditionally only by the government agencies and often without charge;

•	the internal review process by the government agencies for bid acceptance;

•	the need to reach a political accommodation among various interest groups;

•	changes to the bidding procedure by the government agencies;

•	changes to state legislation authorizing government’s contracting with third parties to distribute public information;

•	changes in government administrations;

•	the budgetary restrictions of government entities;

•	the competition generated by the bidding process;

•	the possibility of cancellation or delay by the government entities; and

•	government’s manner of drafting bid documents, which may partially, or not at all, utilize our method of providing eGovernment services.
     We are dependent on the bidding process for a significant part of our business. Therefore, any material delay in the bidding process, changes to the bidding practices and policies, the failure to receive the bid or the failure to execute a contract may disrupt our financial results for a particular period and harm our financial condition.
     The seasonality of use for some of our eGovernment services may harm our fourth quarter results of each calendar year.
     The use of some of our eGovernment services is seasonal, particularly the accessing of drivers’ records, resulting in lower revenues from this service in the fourth quarter of each calendar year, due to the smaller number of business days in this quarter and a lower volume of transactions during the holiday period. As a result, seasonality could cause our quarterly results to fluctuate, which could harm our business, results of operations and financial condition and could harm the trading price of our common stock.
     We may need more working capital to fund operations and expand our business.
     We believe that our current financial resources will be sufficient to meet our present working capital and capital expenditure requirements for at least the next twelve months. However, we may need to raise additional capital before this period ends to further:
•	fund operations, including the costs to fund our legacy contract with the California Secretary of State and subcontractors on that project;

•	collateralize letters of credit, which we are required to post as collateral for performance on certain of our outsourced government portal contracts and as collateral for certain performance bonds;

•	support our expansion into other states and government agencies beyond what is contemplated in 2005 if unforeseen opportunities arise;

•	expand our product and service offerings beyond what is contemplated in 2005 if unforeseen opportunities arise;

•	respond to unforeseen competitive pressures; and

•	acquire complementary technologies beyond what is contemplated in 2005 if unforeseen opportunities arise.
     Our future liquidity and capital requirements will depend upon numerous factors, including the success of our existing and new service offerings and potentially competing technological and market developments. However, any projections of future cash flows are subject to substantial uncertainty. If current cash, lines of credit and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities, issue debt securities or increase our working capital line of credit. The sale of additional equity securities could result in dilution to the Company’s shareholders. From time to time, we expect to evaluate the acquisition of or investment in businesses and technologies that complement our various eGovernment businesses. Acquisitions or investments might impact the Company’s liquidity requirements or cause the Company to sell additional equity securities or issue debt securities. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. If adequate funds were not available on acceptable terms, our ability to develop or enhance our applications and services, take advantage of future opportunities or respond to competitive pressures would be significantly limited. This limitation could harm our business, results of operations and financial condition.

     Our acquisitions and strategic alliances entail numerous risks and uncertainties.
     As part of our business strategy, we have made and may continue to make acquisitions or enter into strategic alliances that we believe will complement our existing businesses, increase traffic to our government clients’ sites, enhance our services, broaden our software and applications offerings or technological capabilities or increase our profitability. These acquisitions and future acquisitions or joint ventures could present numerous risks and uncertainties, including:
•	difficulties in the assimilation of operations, personnel, technologies and information systems of the acquired companies;

•	the inability to successfully market, distribute, deploy and manage new products and services that we have limited or no experience in managing;

•	the diversion of management’s attention from our core business;

•	the risk that an acquired business will not perform as expected;

•	risks associated with entering markets in which we have limited or no experience;

•	potential loss of key employees, particularly those of our acquired businesses;

•	adverse effects on existing business relationships with existing suppliers and customers;

•	potentially dilutive issuances of equity securities, which may be freely tradable in the public market;

•	erosion of our brand equity in the eGovernment or financial markets;

•	impairment, restructuring and other charges; and

•	the incurrence of debt or other expenses related to goodwill and other intangible assets.
     We cannot be sure that any acquisitions we may announce will ultimately close. Moreover, even after we close such transactions, we cannot assure that we will be able to successfully integrate the new businesses or any other businesses, products or technologies we may acquire in the future. For example, in the third and fourth quarters of 2001, we recorded impairment losses totaling $37.0 million and $12.5 million, respectively, relating to our NIC Commerce, NIC Technologies and NIC Conquest businesses, all of which were acquired since the third quarter of 1999. Also, in the third quarter of 2000 and the fourth quarter of 2001, we recorded restructuring charges totaling $0.7 million and $0.4 million, respectively, relating to our NIC Commerce and NIC Technologies businesses. Additionally, in the second quarter of 2002, we recorded a $1.3 million impairment loss relating to our IDT business, which was acquired in October 2000, and an impairment loss totaling $3.0 million relating to our AOL business. For additional information on certain of these impairment charges, see Note 4 in the Notes to Consolidated Financial Statements included in our annual report on Form 10-K/A for the fiscal year ended December 31, 2004.
     Our quarterly results of operations may be volatile and difficult to predict. If our quarterly results of operations fail to meet the expectations of public market analysts or investors, the market price of our common stock may decrease significantly.
     Our future revenues and results of operations may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control, and any of which may harm our business. These factors include:
•	the incurrence of significant charges related to our UCC and corporate filings software development business, which has incurred significant losses under its fixed-fee contracts in the past, particularly under our contract with the California Secretary of State;

•	the commencement, completion or termination of contracts during any particular quarter;

•	the introduction of new eGovernment services by us or our competitors;

•	technical difficulties or system downtime affecting the Internet generally or the operation of our eGovernment services;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and infrastructure;

•	the result of negative cash flows due to capital investments; and

•	the incurrence of significant charges related to acquisitions.
     Due to the factors noted above, our revenues in a particular quarter may be lower than we anticipate and if we are unable to reduce spending in that quarter, our results of operations for that quarter may be harmed. One should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our common stock may decline.
     Our intellectual property rights are valuable and any inability to protect them could harm our company.
     We regard our copyrights, patents, trademarks, trade dress, trade secrets, and similar intellectual property as important to our success. We rely on a combination of nondisclosure and other contractual arrangements with governments, our employees and third parties, and privacy and trade secret laws to protect and limit the distribution of the proprietary applications, documentation and processes we have developed in connection with the eGovernment services we offer. Despite our precautions, third parties may succeed in misappropriating our intellectual property or independently developing similar intellectual property. If we fail to adequately protect our intellectual property rights and proprietary information or if we become involved in litigation relating to our intellectual property rights and proprietary technology, our business could be harmed. Any actions we take may not be adequate to protect our proprietary rights, and other companies may develop technologies that are similar or superior to our proprietary technology.
     We may be subject to intellectual property infringement claims, which are costly to defend and could limit our ability to use certain technologies in the future.
     We may become subject to claims alleging infringement of third-party intellectual property rights. Any claims could subject us to costly litigation, and may require us to pay damages and develop non-infringing intellectual property or acquire licenses to the intellectual property that is the subject of the alleged infringement. Licenses for such intellectual property may not be available on acceptable terms or at all.
     Litigation regarding intellectual property rights is common in the Internet and software industries. We expect third-party infringement claims involving Internet technologies and software products and services to increase. If an infringement claim is filed against us, we may be prevented from using certain technologies and may incur significant costs resolving the claim. We cannot assure that our applications and services do not infringe on the intellectual property rights of third parties.
     In addition, we have agreed, and expect that we may agree in the future, to indemnify certain of our customers against claims that our services infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We cannot assure that we or our customers could obtain necessary licenses from third parties at a reasonable cost or at all.
     We generally grant our customers fully paid licenses to use the software and applications we develop for use in their portals. If customers elect to terminate our contracts and manage portal operations internally, our revenues and profits could decline.
     After termination of our contracts, it is possible that governments and their successors and affiliates may use their right of use license rights to the software programs and other applications we have developed for them in the operation of their portals to operate the portals themselves. This could adversely affect our revenues and profits. Additionally, they may inadvertently allow our intellectual property or other information to fall into the hands of third parties, including our competitors.
     We depend on technology licensed to us by third parties, and the loss of this technology could delay implementation of our services or force us to pay higher license fees.
     We license numerous third-party technologies and applications that we incorporate into our existing service offerings, on which, in the aggregate, we are substantially dependent. There can be no assurance that the licenses for such third-party technologies will not be terminated or that we will be able to license third-party technology and applications for future services. While we do not believe that one individual technology or application we license is material to our business, changes in or the loss of third party licenses could lead to a material increase in the costs of licensing or to our products becoming inoperable or their performance being materially reduced, with the result that we may need to incur additional development or procurement costs in an attempt to ensure continued performance of our services, and either the cost of such undertakings or the failure to successfully complete such undertakings could have a material adverse effect on our business and financial condition.
     If we fail to coordinate or expand our operational procedures and controls, we may not effectively manage our growth.
     Our growth rate may increase rapidly in response to the acceptance of our services under new or existing government contracts. If we cannot manage our growth effectively, we may not be able to coordinate the activities of our technical, accounting and marketing staffs, and our business could be harmed. We intend to plan for the acceptance of new bids by a number of governmental entities so that we may be ready to begin operations as soon as possible after acceptance of a bid. Additionally, we plan to continue our expansion of eGovernment services into new government markets. As part of this plan of growth, we must implement new operational procedures and controls to expand, train and manage our employees and to coordinate the operations of our various subsidiaries. If we cannot manage the growth of our government portals, staff, software installation and maintenance teams, offices and operations, our business may be harmed.
     We may be unable to hire, integrate or retain qualified personnel.
     The growth in our business has resulted in an increase in the responsibilities for both existing and new management personnel. Some of our personnel are presently serving in more than one executive capacity. The loss of any of our executives could harm our business.
     In addition, we expect that we will need to hire additional personnel in all areas throughout 2005, including general managers for new operations in jurisdictions in which we obtain contracts. We may not be able to retain our current key employees or attract, integrate or retain other qualified employees in the future. If we do not succeed in attracting new personnel or integrating, retaining and motivating our current personnel, our business could be harmed. In addition, new employees generally require substantial training in the presentation, policies and positioning of our government portals and other services. This training will require substantial resources and management attention.
     To be successful, we must develop and market comprehensive, efficient, cost-effective and secure electronic access to public information and new services.
     Our success depends in part upon our ability to attract a greater number of Internet users to access public information electronically by delivering a comprehensive composite of public information and an efficient, cost-effective and secure method of electronic access and transactions. Moreover, in order to increase revenues in the future, we must continue to develop services that businesses and citizens will find valuable, and there is no guarantee that we will be able to do so. If we are unable to develop services that allow us to attract, retain and expand our current user base, our revenues and future results of operations may be harmed. We cannot assure that the services we offer will appeal to a sufficient number of Internet users to generate continued revenue growth. Our ability to attract Internet users to our government portals depends on several factors, including:
•	the comprehensiveness of public records available through our government portals;

•	the perceived efficiency and cost-effectiveness of accessing public records electronically;

•	the effectiveness of security measures;

•	the increased usage and continued reliability of the Internet; and

•	the user acceptance of our online applications and services.
     We are subject to independent audits by our government customers. Deficiencies in our performance under a government contract could result in contract termination, reputational damage or financial penalties.
     Each government entity with which we contract for outsourced portal services has the authority to require an independent audit of our performance. The scope of audits could include inspections of income statements, balance sheets, fee structures, collections practices, service levels and our compliance with applicable laws, regulations and standards. We cannot assure that a future audit will not find any material performance deficiencies that would result in an adjustment to our revenues and result in financial penalties. Moreover, the consequent negative publicity could harm our reputation among other governments with which we would like to contract. All of these factors could harm our business, results of operations and financial condition.
     We may be unable to integrate new technologies and industry standards effectively.
     Our future success will depend on our ability to enhance and improve the responsiveness, functionality and features of our services in accordance with industry standards and to address the increasingly sophisticated technological needs of our customers on a cost-effective and timely basis. Our ability to remain competitive will depend, in part, on our ability to:
•	enhance and improve the responsiveness, functionality and other features of the government portals we offer;

•	continue to develop our technical expertise;

•	develop and introduce new services, applications and technology to meet changing customer needs and preferences; and

•	influence and respond to emerging industry standards and other technological changes in a timely and cost-effective manner.
     We cannot assure that we will be successful in responding to the above technological and industry challenges in a timely and cost-effective manner. If we are unable to integrate new technologies and industry standards effectively, our results of operations could be harmed.
     We depend on the increasing use of the Internet and on the growth of online government information systems. If the use of the Internet and eGovernment information systems does not grow as anticipated, our business will be seriously harmed.
     Our business depends on the increased acceptance and use of the Internet as a medium for accessing public information and completing government filings. Rapid growth in the use of the Internet is a relatively recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of individual and business customers may not adopt or continue to use the Internet as a medium for accessing government portals and other online services. Demand and market acceptance for recently introduced services over the Internet are subject to a high level of uncertainty, and there exist few proven services.
     Our business would be seriously harmed if:
•	use of the Internet and other online services does not continue to increase or increases more slowly than expected; or

•	the technology underlying the Internet and other online services does not effectively support any expansion that may occur.
     If the Internet infrastructure fails to develop or be adequately maintained, our business would be harmed because users may not be able to access our government portals.
     The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. If the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements, the Internet infrastructure may not be able to support these increased demands or perform reliably. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could reduce the level of Internet usage and traffic on our government portals. Such outages and delays would also hinder our customers’ ability to complete eGovernment transactions. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. If the Internet infrastructure is not adequately developed or maintained, use of our government portals and our government-to-citizen and government-to-business services may be reduced.
     Our success depends on the increase in Internet usage generally and in particular as a means to access public information electronically. This in part requires the development and maintenance of the Internet infrastructure. If this infrastructure fails to develop or be adequately maintained, our business would be harmed because users may not be able to access our government portals. Among other things, this development and maintenance will require a reliable network backbone with the necessary speed, data capacity, security and timely development of complementary products for providing reliable Internet access and services.
     We may be held liable for content that we obtain from government agencies.
     Because we aggregate and distribute sometimes private and sensitive public information over the Internet, we may face potential liability for defamation, libel, negligence, invasion of privacy, copyright or trademark infringement, and other claims based on the nature and content of the material that is published on our outsourced government portals. Most of the agreements through which we obtain consent to disseminate this information do not contain indemnity provisions in our favor. These types of claims have been brought, sometimes successfully, against online services and Web sites in the past. We cannot assure that our general liability or errors and omissions insurance will be adequate to indemnify us for all liability that may be imposed. Any liability that is not covered by our insurance or is in excess of our insurance coverage could severely harm our business operations and financial condition.
     Concerns over transactional security may hinder the growth of our business.
     A significant barrier to electronic commerce is the secure transmission of confidential information over public networks. Any breach in our security could expose us to a risk of loss or litigation and possible liability. We rely on encryption and authentication technology licensed from third parties to provide secure transmission of confidential information. As a result of advances in computer capabilities, new discoveries in the field of cryptography or other developments, a compromise or breach of the algorithms we use to protect customer transaction data may occur. Because we provide information released from various government entities, we may represent an attractive target for security breaches.
     A compromise of our security or a perceived compromise of our security could severely harm our business. A party who is able to circumvent our security measures could misappropriate proprietary information, including customer credit card information, or cause interruptions or direct damage to our government portals. Also, should hackers obtain sensitive data and information, or create bugs or viruses in an attempt to sabotage the functionality of our applications and services, we may receive negative publicity, incur liability to our customers or lose the confidence of the governments with which we contract, any of which may cause the termination or modification of our government contracts.
     We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price or at all.

     Our systems may fail or limit user traffic, which could harm our business, results of operations and financial condition.
     Most of our communications hardware and computer hardware operations for delivering our eGovernment services are located individually in each state or city where we provide those services. We cannot assure that during the occurrence of fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events that the modem banks and direct dial-up connections we have to serve as back-up systems will not prevent damage to our systems or cause interruptions to our services. Computer viruses, electronic break-ins or other similar disruptive problems could cause users to stop visiting our government portals and could cause our partners to terminate agreements with us. If any of these circumstances occurred, our business could be harmed. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures of or interruptions in our systems.
     Our government portals must accommodate a high volume of traffic and deliver frequently updated information. These government portals may experience interruptions due to any failure or delay by government agencies in the transmission or receipt of this information. Due to holidays and technical problems with state computer systems, our Web sites have experienced slower response times or decreased traffic in the past and may experience the same incidents in the future. In addition, our users depend on Internet service providers, online service providers and other Web site operators for access to our government portals and other online government-to-citizen and government-to-business services. Many of these providers and operators have experienced significant outages in the past due to system failures unrelated to our systems, holidays and heavy user traffic, and could experience the same outages, delays and other difficulties in the future. Any of these system failures could harm our business, results of operations and financial condition.
     Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.
     Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ National Market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent registered public accounting firm’s audit of that assessment has required the commitment of significant financial and managerial resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.
     The National Information Consortium Voting Trust owns a significant amount of our common stock, which may impede attempts to replace or remove our board or management.
     As of September 30, 2005, The National Information Consortium Voting Trust owned approximately 39% of our outstanding common stock. This concentration of ownership may have the effect of delaying or preventing a change in control or changes in management, or limiting the ability of other shareholders to approve or disapprove transactions that they may deem in their best interest.

Risk Related to this Offering
     Sales of a significant number of shares of our common stock in the public market, or the perception of such sales, could reduce our share price and impair our ability to raise funds in new share offerings.
     Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline or make it more difficult for us to sell equity securities in the future at a time and a price that we consider appropriate.

NIC INC.
Description of Business
     NIC Inc. (formerly National Information Consortium, Inc.) was formed on December 18, 1997, for the sole purpose of effecting an exchange of common stock, in a transaction referred to as the Exchange Offer, to combine under common ownership five separate affiliated entities under which we conducted our business operations. The five companies were NICUSA (formerly National Information Consortium USA), Kansas Information Consortium, Indiana Interactive, Nebraska Interactive and Arkansas Information Consortium. The Exchange Offer was consummated on March 31, 1998, and was accounted for as a business combination.
     NIC is a provider of eGovernment services that helps governments use the Internet to reduce costs and provide a higher level of service to businesses and citizens. We accomplish this currently through two divisions: our portal outsourcing businesses and our software & services businesses. In our primary portal outsourcing business, we enter into contracts with governments to design, build and operate Web-based portals on their behalf. These portals consist of Web sites and applications we have built that allow businesses and citizens to access government information online and complete transactions, including applying for a permit, retrieving driver’s license records or filing a government-mandated form or report. Our self-funding business model allows us to reduce our government partners’ financial and technology risks and generate revenues by sharing in the fees we collect from eGovernment transactions. Our government partners benefit through gaining a centralized, customer-focused presence on the Internet, while businesses and citizens receive a faster, more convenient and more cost-effective means to interact with governments.
     Currently, we have contracts to provide portal outsourcing services under our self-funding business model to eighteen states. We typically enter into three- to five-year contracts with our government partners and manage operations for each contractual relationship through separate local subsidiaries that operate as decentralized businesses with a high degree of autonomy. We intend to increase our revenues by signing long-term portal contracts with new government partners and by delivering new services to a growing number of government entities within our existing contractual relationships.
     Our software & services businesses primarily include our UCC and corporate filings software development and ethics & elections businesses. Our UCC and corporate filings software development business, NIC Conquest, is a provider of software applications and services for electronic filings and document management solutions for governments. Currently, our UCC and corporate filings software development business is primarily engaged in servicing our contract with the California Secretary of State. This business is not actively marketing its applications and services in respect of new engagements. This business focuses on Secretaries of State, whose offices are state governments’ principal agencies for UCC and corporate filings. Our ethics & elections business, NIC Technologies, designs and develops online campaign expenditure and ethics compliance systems for federal and state government agencies. Currently, our ethics and elections business is primarily engaged in servicing its contracts with the Federal Election Commission and the State of Michigan.

USE OF PROCEEDS
     We will not receive any of the proceeds upon the sale of the common stock offered hereby by any selling shareholder.

SELLING SHAREHOLDERS
     The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock listed below. When we refer to the “selling shareholders” in this prospectus, we mean those persons listed in the table below.
     The table below sets forth the name of each selling shareholder and number of shares of common stock that each selling shareholder may offer pursuant to this prospectus. Information concerning the selling shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required.
     The selling shareholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling shareholders are not obligated to sell the shares of common stock, we cannot estimate how many shares of common stock the selling shareholders will hold upon consummation of any such sales.

	Shares Owned Prior to	Number of Shares
Name of Selling Shareholder	the Offering	Offered in this Offering
National Information Consortium Inc. Voting Trust	23,450,805	23,450,805
     The National Information Consortium Voting Trust the (“Voting Trust”) currently owns 23,450,805 shares, or approximately 39%, of our common stock. On October 3, 2005, we entered into a Registration and Expense Reimbursement Agreement with the Voting Trust. We are filing this registration statement pursuant to our obligations under the agreement. Subject to the terms and conditions of the agreement, the Voting Trust will pay the fees and expenses we incur in connection with the agreement and this registration statement.
     The contributors of stock to, and beneficiaries of, the Voting Trust include Mr. Jeffery S. Fraser, Jaytide Investments, LLC, an entity of which Mr. Fraser is the sole manager, Kidco Management, LLC, an entity of which Mr. Fraser is the sole manager, Mr. Ross C. Hartley, Mr. William F. Bradley, Jr., our Executive Vice President-Strategy, Policy & Legal, General Counsel and Secretary, Mr. Samuel R. Somerhalder, our Executive Vice President-Operations and Administration, Mr. Harry H. Herington, our Chief Operating Officer, and Art N. Burtscher, a member of our Board of Directors. Messrs. Fraser and Hartley serve as co-trustees of the Voting Trust. Mr. Fraser, one of the Company’s founders, has served as Chairman of the Board since the Company’s formation. Mr. Fraser was named Chief Executive Officer in May 2002 and previously held that position from January 1992 until November 1999. Mr. Fraser also serves as the Company’s President. Mr. Hartley is also one of the Company’s founders and has served as a director since its formation. Under the Voting Trust Agreement, the co-trustees have the power to vote all of the shares of our common stock subject to the Voting Trust and to sell all or any part of the shares of our common stock subject to the Voting Trust.

PLAN OF DISTRIBUTION
     This prospectus relates to the offer and sale from time to time by the selling shareholders of shares of our common stock. We will not receive any of the proceeds from the sale by the selling shareholders of the common stock. The selling shareholders will bear all out-of-pocket fees and expenses incurred by us in connection with the registration of the common stock offered hereby, and all underwriting discounts, commissions and agent’s commissions, if any.
     The selling shareholders may offer and sell the common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling shareholders or by agreement between such holder and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:
•	in market transactions;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, which may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.
     In connection with the sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the common stock to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell such securities.
     If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of the common stock through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the common stock, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement. The underwriter or underwriters with respect to an underwritten offering of the common stock and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the common stock, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.
     To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling shareholders. Selling shareholders may decide not to sell all or a portion of the common stock offered by them pursuant to this prospectus. In addition, any selling shareholder may transfer, devise or give the common stock by other means not described in this prospectus. Any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
     The selling shareholders and any underwriters, broker-dealers or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the common stock by the selling shareholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling shareholders were deemed to be underwriters, the selling shareholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
     The selling shareholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling shareholders and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. All of the above may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.
     We have agreed to indemnify the selling shareholders against certain civil liabilities, including certain liabilities arising under the Securities Act, and the selling shareholders will be entitled to contribution from us in connection with those liabilities. The selling shareholders will indemnify us against certain civil liabilities, including liabilities arising under the Securities Act, and we will be entitled to contribution from the selling shareholders in connection with those liabilities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth, as of September 30, 2005, certain information regarding shares of the Company’s common stock beneficially owned by: (i) each director; (ii) each shareholder who is known by the Company to beneficially own in excess of 5% of the outstanding shares of the Company’s common stock based on information reported on Forms 13D or 13G filed with the Securities Exchange Commission; (iii) each of the executive officers named in the Summary Compensation Table of the Company’s Proxy Statement dated March 31, 2005 (other than Mr. Brown, whose employment terminated subsequent to such date); and (iv) all executive officers and directors as a group.

Name and Address of Beneficial Owners (1)	Beneficial Ownership of Shares (2)
	Number	Percentage
Ross C. Hartley (3)	24,090,524	39.9%
Jeffery S. Fraser (4)	23,921,029	39.6%
National Information Consortium Voting Trust (5)	23,450,805	38.8%
c/o Jeffery S. Fraser
P.O. Box 4919
Jackson, WY 83001
Federated Investors, Inc. (6)	3,480,934	5.8%
Federated Investors Tower
Pittsburgh, PA 15222
William F. Bradley, Jr. (7)	211,848	*
Samuel R. Somerhalder (8)	181,206	*
Harry H. Herington (9)	241,872	*
Eric J. Bur (10)	410,692	*
John L. Bunce, Jr. (11)	189,660	*
Art N. Burtscher (12)	38,051	*
Daniel J. Evans (13)	135,514	*
Pete Wilson (14)	91,015	*
Stephen M. Kovzan (15)	10,000	*
All executive officers and directors as a group (11 persons)	26,070,606	43.2%

*	Less than 1%

(1)	Unless otherwise noted, the address of each of the named parties in this table is: c/o NIC Inc., 10540 South Ridgeview Road, Olathe, Kansas 66061.

(2)	This table is based upon information supplied by officers, directors, principal shareholders and the Company’s transfer agent, and contained in Schedules 13D and 13G filed with the SEC. Unless otherwise noted in the footnotes to this table and subject to community property laws, where applicable, the Company believes each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 60,367,112 shares of the Company’s common stock outstanding as of September 30, 2005, adjusted as required by the rules promulgated by the SEC.

(3)	Includes 23,450,805 shares of the Company’s common stock held of record by The National Information Consortium Voting Trust (the “Voting Trust”), of which Messrs. Hartley and Fraser serve as co-trustees and with respect to which they share voting and investment power. Messrs. Hartley and Fraser disclaim beneficial ownership of the shares held of record by the Voting Trust, except to the extent of their pecuniary interest noted below. Shares beneficially owned by Mr. Hartley also include 623,469 shares directly owned outside the Voting Trust and 16,250 shares subject to options exercisable within 60 days of September 30, 2005. Mr. Hartley and two of his children have in the aggregate a 25.5% pecuniary interest in the Voting Trust.

(4)	Includes 23,450,805 shares of the Company’s common stock held of record by the Voting Trust, of which Messrs. Hartley and Fraser serve as co-trustees and with respect to which they share voting and investment power. Messrs. Hartley and Fraser disclaim beneficial ownership of the shares held of record by the Voting Trust, except to the extent of their pecuniary interest noted below. Shares beneficially owned by Mr. Fraser also include 301,931 shares directly owned outside the Voting Trust and 168,293 shares subject to options exercisable within 60 days of September 30, 2005. Mr. Fraser and his family members have in the aggregate a 25.3% pecuniary interest in the Voting Trust. Mr. Fraser disclaims beneficial ownership of 43.6% of the 25.3% pecuniary interest noted above.

(5)	Messrs. Hartley and Fraser, co-trustees of the Voting Trust, share voting and investment power with respect to such shares. The Voting Trust shall terminate on the earlier of June 30, 2018, the date Messrs. Hartley and Fraser, as co-trustees, determine to terminate the Voting Trust or, in the event of a deadlock of the voting trustees that continues for 90 days, the date either voting trustee elects to terminate the Voting Trust. Certain persons have pecuniary interests in the Voting Trust as noted in the footnotes to this table.

(6)	Reflects ownership as of December 31, 2004, as reported on a Schedule 13G filed by Federated Investors, Inc. and certain of its affiliates on February 14, 2005, in which it was reported that Federated Investors, Inc. and Voting Shares Irrevocable Trust had sole voting power and sole dispositive power over such shares and John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue each had shared voting power and shared dispositive power over such shares.

(7)	Shares beneficially owned by Mr. Bradley include 72,978 shares directly owned and 138,870 shares subject to options exercisable within 60 days of September 30, 2005. Mr. Bradley and his family also have in the aggregate a 6.7% pecuniary interest in the Voting Trust.

(8)	Shares beneficially owned by Mr. Somerhalder include 54,266 shares directly owned and 126,940 shares subject to options exercisable within 60 days of September 30, 2005. Shares directly owned include 1,500 shares held directly by Mr. Somerhalder’s wife. Mr. Somerhalder and his wife also have in the aggregate a 4.1% pecuniary interest in the Voting Trust.

(9)	Shares beneficially owned by Mr. Herington include 64,932 shares directly owned and 176,940 shares subject to options exercisable within 60 days of September 30, 2005. Mr. Herington and his family members also have in the aggregate a 3.7% pecuniary interest in the Voting Trust.

(10)	Shares beneficially owned by Mr. Bur include 32,000 shares directly owned and 378,692 shares subject to options exercisable within 60 days of September 30, 2005.

(11)	Shares beneficially owned by Mr. Bunce include 150,910 shares directly owned and 38,750 shares subject to options exercisable within 60 days of September 30, 2005.

(12)	Shares beneficially owned by Mr. Burtscher include 24,301 shares directly owned and 13,750 shares subject to options exercisable within 60 days of September 30, 2005. Mr. Burtscher and his wife also have in the aggregate a 0.5% pecuniary interest in the Voting Trust.

(13)	Shares beneficially owned by Mr. Evans include 90,514 shares directly owned and 45,000 shares subject to options exercisable within 60 days of September 30, 2005.

(14)	Shares beneficially owned by Mr. Wilson include 47,265 shares directly owned and 43,750 shares subject to options exercisable within 60 days of September 30, 2005.

(15)	Shares beneficially owned by Mr. Kovzan include 10,000 shares subject to options exercisable within 60 days of September 30, 2005.

LEGAL MATTERS
     Certain legal matters regarding the common stock have been passed upon for NIC by Rothgerber, Johnson & Lyons LLP.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2004 have been so incorporated in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth the fees and expenses payable by the Registrant in connection with the registration and sale of the securities being registered hereby. All of such fees and expenses, except the SEC registration fee, are estimated.

SEC Registration Fee	$16,671.36
Accounting Fees and Expenses	$27,500.00
Legal Fees and Expenses	$80,000.00
Printing Expenses	$2,000.00
Miscellaneous	$2,000.00
Total	$128,171.36
     The selling shareholders have agreed to reimburse the Registrant for all of the fees and expenses listed above.
Item 15. Indemnification of Directors and Officers
     The following summaries are subject to the complete text of the statutes and organizational documents of the Registrant described below and are qualified in their entirety by reference thereto. NIC Inc. (“NIC”) is a Colorado corporation.
     The Colorado Business Corporation Act (the “CBCA”), as set forth in Title 7, Articles 101 to 117 of the Colorado Revised Statutes, governs NIC’s obligations to indemnify its officers and directors. NIC also is governed by provisions of its Articles of Incorporation and Bylaws that set forth the circumstances in which NIC is required to indemnify its officers and directors, and the circumstances in which NIC may, but is not required to, indemnify its directors, officers, and employees.
     The CBCA specifies the circumstances under which a corporation may indemnify its directors, officers, employees and agents. As to directors, the CBCA generally requires that a director meet a certain standard of conduct. The CBCA standard requires that a director must have acted in good faith and, for acts done in a director’s official capacity, must have reasonably believed that he or she acted in the best interests of NIC. In all other instances, the director must have acted in good faith and must have reasonably believed that he or she acted in a manner that was not opposed to the best interests of NIC. In criminal proceedings, the director must not have had a reason to believe that his or her conduct was unlawful. In a proceeding brought by or in the right of the corporation, or that alleges that a director improperly received a personal benefit, the director cannot be indemnified if he or she is adjudged liable, unless a court orders NIC to pay reasonable expenses. On the other hand, NIC must pay reasonable expenses that a director or officer incurred in a proceeding when any director or officer is wholly successful on the merits or otherwise in defending any civil or criminal proceeding. A director may be reimbursed for reasonable expenses in advance of final disposition of the proceeding if the director provides a written affirmation that he or she has met the standard of conduct, and undertakes to repay the advance if it is ultimately determined the director did not meet the standard of conduct. The CBCA permits NIC to indemnify officers and employees to a greater extent than it can indemnify directors if such indemnification would not violate public policy.
     Article 5 of NIC’s Articles of Incorporation, as amended, and Article VIII of NIC’s bylaws, provide that NIC will indemnify any person entitled to indemnity under the CBCA, as it now exists or as amended, against all liability and expenses to the fullest extent permitted by the Act. Article 6 of NIC’s Articles of Incorporation, as amended, provides that directors will not incur any personal liability to NIC or NIC’s shareholders for monetary damages for breach of fiduciary duty as a director, except when the personal liability arises from any breach of the director’s duty of loyalty to NIC or NIC’s shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, acts specified in Section 7-108-403 of the CBCA, or any transaction from which a director derived an improper personal benefit.

     In addition to the indemnification rights provided for in NIC’s charter documents and under the CBCA, NIC has entered into an indemnity agreement with each of its executive officers and directors pursuant to which NIC shall indemnify such persons. These agreements provide for the indemnification of NIC’s executive officers and directors for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by NIC, arising out of such person’s services as one of NIC’s directors or executive officers, any of NIC’s subsidiaries or any other company or enterprise to which such person provides services at NIC’s request, to the fullest extent permitted by the CBCA. NIC also maintains insurance on behalf of its directors and officers insuring them against liabilities that they may incur in their capacities as or arising out of their status as directors or officers.
     The Registration and Expense Reimbursement Agreement provides for indemnification by the Voting Trust of NIC, its directors and officers and each person who controls NIC against any and all liability arising from inaccurate information provided to NIC by the Voting Trust and contained herein up to a maximum of the proceeds received by the Voting Trust from the sale of its common stock hereunder.

Item 16. Exhibits

Exhibit No.	Description

3.1	Articles of Incorporation of the registrant. (1)

3.2	Articles of Amendment of Articles of the registrant.(2)

3.3	Bylaws of the registrant.(1)

4	Registration and Expense Reimbursement Agreement, dated as of October 3, 2005, between the registrant and the National Information Consortium Voting Trust.

5	Opinion of Rothgerber, Johnson & Lyons LLP.

9	Voting Trust Agreement, dated June 30, 1998, between Jeffery S. Fraser and Ross C. Hartley and certain holders of shares of the registrant’s common stock and form of voting trust certificate. (1)

23.1	Consent of PricewaterhouseCoopers LLP, dated October 14, 2005.

23.2	Consent of Rothgerber, Johnson & Lyons LLP (Included in Exhibit 5).

24	Powers of Attorney (Included on signature page to this Registration Statement).
Item 17. Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(1)	Incorporated by reference to Registration Statement on Form S-1 (File No. 333-77939).

(2)	Incorporated by reference to the Registrant’s quarterly report on Form 10-Q for the period ended March 31, 2002.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in “Item 15—Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Olathe, State of Kansas, on October 14, 2005.

NIC INC.
/s/ ERIC J. BUR

Eric J. Bur
Chief Financial Officer
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harry H. Herington and William F. Bradley, Jr., and each of them acting individually, with full power of substitution and resubstitution and each with full power to act without the other, his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission or any state, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JEFFERY S. FRASER Jeffery S. Fraser	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	October 14, 2005
/s/ ERIC J. BUR Eric J. Bur	Chief Financial Officer (Principal Financial Officer)	October 14, 2005
/s/ STEPHEN M. KOVZAN Stephen M. Kovzan	Vice President, Financial Operations and Chief Accounting Officer (Principal Accounting Officer)	October 14, 2005
/s/ JOHN L. BUNCE, JR. John L. Bunce, Jr.	Director	October 14, 2005
/s/ ART N. BURTSCHER Art N. Burtscher	Director	October 14, 2005
/s/ DANIEL J. EVANS Daniel J. Evans	Director	October 14, 2005
Ross C. Hartley	Director	October 14, 2005
/s/ PETE WILSON Pete Wilson	Director	October 14, 2005

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Incorporation of the registrant.(1)

3.2	Articles of Amendment of Articles of the registrant.(2)

3.3	Bylaws of the registrant.(1)

4	Registration and Expense Reimbursement Agreement, dated as of October 3, 2005, between the registrant and the National Information Consortium Voting Trust.

5	Opinion of Rothgerber, Johnson & Lyons LLP.

9	Voting Trust Agreement, dated June 30, 1998, between Jeffery S. Fraser and Ross C. Hartley and certain holders of shares of the registrant’s common stock and form of voting trust certificate. (1)

23.1	Consent of PricewaterhouseCoopers LLP, dated October 14, 2005.

23.2	Consent of Rothgerber, Johnson & Lyons LLP (Included in Exhibit 5).

24	Powers of Attorney (Included on signature page to this Registration Statement).

(1)	Incorporated by reference to Registration Statement on Form S-1 (File No. 333-77939).

(2)	Incorporated by reference to the Registrant’s quarterly report on Form 10-Q for the period ended March 31, 2002.